UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 000-54516

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: April 12, 2024	By:	/s/ Brian Curry
Name: Brian Curry
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Emera Incorporated - Notice of Annual Meeting of Common Shareholders on Wednesday, May 23,2024 and 2024 Management Information Circular

99.2	Emera Incorporated 2023 Annual Report

99.3	Emera Incorporated - Form of Proxy relating to the May 23, 2024, Annual meeting

99.4	Emera Incorporated - Voting Instruction Form (VIF) relating to the May 23, 2024, Annual meeting

99.5	Emera Incorporated - Notice and Access Notification to Registered Shareholders

99.6	Emera Incorporated - Notice and Access Notification to Non-Registered Shareholders